Exhibit 16.1

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 18, 2009, of Associated Materials, LLC and are in agreement with the statements contained in paragraphs two, three and four on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in internal control included in paragraph three on page two therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our quarterly interim review of the registrant’s July 4, 2009 unaudited financial statements.

/s/ Ernst & Young LLP

September 24, 2009